FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of:  September, 2017                                            Commission File Number:  1-12384

SUNCOR ENERGY INC.

(Name of registrant)

150 – 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date:	By:

September 29, 2017	“Shawn Poirier”
Shawn Poirier
Assistant Corporate
Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated September 28, 2017, Suncor Energy certified at Gold level in CCAB’s Progressive Aboriginal Relations program

EXHIBIT 99.1

News Release dated September 28, 2017, Suncor Energy certified at Gold level in CCAB’s Progressive Aboriginal Relations program